Exhibit 3.1

4007339

ARTICLES OF INCORPORATION	FILED

OF	Secretary of State State of California

CALIFORNIA BANCORP	MAR 30 2017 ICC

ONE: NAME: The name of the corporation is California BanCorp.

TWO: PURPOSE: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporations Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE: AUTHORIZED STOCK: (a) The total number of shares this corporation is authorized to issue is 50,000,000 shares, which shall be divided into two classes as follows: (i) 40,000,000 shares of Common Stock (hereinafter “Common Shares”), and (ii) 10,000,000 shares of Preferred Stock (hereinafter “Preferred Shares”).

(b) The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of that series.

FOUR: DIRECTOR LIABILITY: The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

FIVE: INDEMNIFICATION: This corporation is authorized to indemnify its agents (as defined from time to time in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, votes of shareholders or disinterested directors or otherwise, in excess, to the fullest extent permissible under California law and in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code. Any amendment, repeal or modification of the provisions of this Article shall not adversely affect any right or protection of an agent of the corporation existing at the time of such amendment, repeal or modification.

SIX: ADDRESS OF THE CORPORATION: The initial street and mailing address of the corporation is:

3595 Mt. Diablo Boulevard, Second Floor

Lafayette, California

4007339

SEVEN: AGENT FOR SERVICE OF PROCESS: The name and address in this State of this corporation’s initial agent for service of process is:

Tommiette Rey

1300 Clay Street

Suite 500

Oakland, CA 94612

IN WITNESS WHEREOF, for the purpose of forming this corporation under the laws of the State of California, the undersigned, constituting the incorporator of this corporation, has executed these Articles of Incorporation.

Dated: March 30, 2017

/s/ Ernest J. Panasci
Ernest J. Panasci

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ Ernest J. Panasci
Ernest J. Panasci

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